UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35518
CUSIP Number: 868459 10 8

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: December 31, 2021

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION

Supernus Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

9715 Key West Avenue
(Address of principal executive offices)

Rockville, MD 20850
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Supernus Pharmaceuticals, Inc. (the “Company”) requires additional time to complete its financial statements and assessment of the Company’s internal controls over financial reporting for the following reasons. The Company announced on November 24, 2021 that it was the target of a ransomware attack. While the attack had no significant impact on the business and did not cause any long-term disruption to the Company’s operations, it caused the Company to (i) restore securely backed-up data into its legacy enterprise resource planning system (“ERP”), (ii) manually process certain functions previously automated in its legacy ERP, and (iii) simultaneously accelerate its planned transition from such legacy ERP to a more modern ERP. Also, on November 24, 2021, the Company completed its acquisition of Adamas Pharmaceuticals, Inc. (“Adamas”). As a result of the foregoing events commencing during the fourth quarter of 2021 and continuing into 2022, the Company is unable to file timely, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).

As a result of the facts and circumstances described above, the Company requires additional time to complete its financial statements and assessment of internal controls over financial reporting. As a further result of the foregoing, KPMG LLP, the Company’s independent registered public accounting firm, has been unable to complete its audit procedures.

Based upon currently available information, the Company expects to report one or more material weaknesses in its internal controls over financial reporting, and expects its internal controls over financial reporting will be ineffective as of December 31, 2021.

The material weaknesses have not resulted in any material misstatements or omissions in previously reported financial statements. The Company does not anticipate any material changes to the selected financial information furnished with the Form 8-K filed by the Company with the Securities and Exchange Commission on February 28, 2022.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy C. Dec	(301)	838-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects the result of operations to be included in the Form 10-K will reflect significant changes in operations from the prior year consistent with the comparative selected financial information on results of operations disclosed in the Company’s press release (the “Press Release”) included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission dated February 28, 2022. The Press Release is incorporated herein by reference.

Supernus Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Timothy C. Dec
Timothy C. Dec
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).